UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

D. Medical Industries Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.32 Per Share
(Title of Class of Securities)

M28091 10 2
(CUSIP Number)

 July 11, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M28091 10 2	Page 2 of 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Asher Vitner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 426,481 shares*
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 426,481 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,481 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%**
12	TYPE OF REPORTING PERSON IN

* 351,209 ordinary shares are held by Asher Vitner Ltd., an Israeli private company 99.9% owned by the reporting person.

** Based on 7,821,506 ordinary shares outstanding as of June 1, 201, as reported by D. Medical Ltd. in its annual report on Form 20-F for the 2010 fiscal year.

Item 1.

(a) Name of issuer:  D. Medical Industries Ltd.

(b) Address of issuer’s principal executive offices: 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan 52520, Israel.

Item 2.

(a) Name of person filing: Asher Vitner

(b) Address of principal business office: 19 Hartom St., Har Hotzvim, Jerusalem, Israel.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  ordinary shares, par value NIS 0.32 per share.

(e) CUSIP Number - M28091102

Item 3.

Not applicable.

Item 4.  Ownership.

(a)  Amount beneficially owned: 426,481 ordinary shares, par value NIS 0.32 per share, which consist of shares directly held by Mr. Vitner and by a private company 99.9% owned by Mr. Vitner.

(b)  Percent of class:  5.45%.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 426,481

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 426,481

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2011
Asher Vitner
By:	/s/ Asher Vitner Asher Vitner